February 11, 2020

Mr. Ron Alper

Division of Corporation Finance

Office of Real Estate and Commodities
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Yunhong International (the “Company”) Registration Statement on Form S-1 File No. 333-232432

VIA EDGAR

Dear Mr. Alper:

On February 7, 2020, Maxim Group LLC requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 5:00 p.m. (New York time) on February 10, 2020, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

[Signature Page Follows]

MAXIM GROUP LLC

By: /s/ Clifford Teller Name: Clifford Teller Title: Executive Managing Director